UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to By-laws

Talend S.A. (the “Company”) amended its By-laws to increase the Company’s share capital. The By-laws as amended are furnished as Exhibit 99.1 and are incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	By-laws of Talend S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: August 31, 2018	/s/ Ram Bartov
Ram Bartov
Interim Chief Financial Officer